Exhibit 99.1

THOMPSON DUNAVANT PLC

Independent Auditor’s Report

Board of Directors

Wencoast Restaurants, Inc.

Memphis, Tennessee

We have audited the accompanying balance sheets of Wencoast Restaurants, Inc. as of January 2, 2005 and December 28, 2003, and the related statements of operations and accumulated deficit and cash flows for the fiscal years then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Wencoast Restaurants, Inc. as of January 2, 2005 and December 28, 2003, and the results of its operations and its cash flows for the fiscal years then ended, in conformity with accounting principles generally accepted in the United States of America.

Thompson Dunavant PLC

May 5, 2005

Clark Tower, 5100 Poplar Avenue, Thirtieth Floor • Memphis, TN 38137 • Phone: (901) 685-5575 • Fax: (901) 685-5583 www.thompsondunavant.com

WENCOAST RESTAURANTS, INC.

Balance Sheets

January 2, 2005 and December 28, 2003

	2004	2003
Assets
Current assets
Cash and cash equivalents	$344,307	$286,194
Accounts receivable	17,131	46,038
Inventories	207,068	198,286
Prepaid expenses	236,265	326,401

Total current assets	804,771	856,919

Property and equipment, less accumulated depreciation	14,908,109	16,416,595

Other assets
Goodwill	6,626,330	6,626,330
Unamortized financing costs	377,518	438,079
Unamortized franchise fees	154,197	137,843
Note receivable	50,000	50,000
Deferred income taxes	883,000	883,000
Deposits and other assets	133,529	95,249

Total other assets	8,224,574	8,230,501

	$23,937,454	$25,504,015

Liabilities and Stockholders’ Equity
Current liabilities
Current maturities of long-term debt	$1,593,944	$1,481,446
Accounts payable	875,702	685,317
Taxes payable and accrued	251,431	273,806
Accrued salaries and benefits	631,215	310,954
Other accrued expenses	864,163	614,458

Total current liabilities	4,216,455	3,365,981

Long-term debt, less current maturities	17,207,851	18,759,399

Commitments and contingencies

Stockholders’ equity
Class A voting common stock, $.01 par value; 200,000 shares authorized, 98,000 issued and outstanding	980	980
Class B non-voting common stock, $.01 par value; 800,000 shares authorized, 352,000 issued and outstanding	3,520	3,520
Additional paid-in capital	4,495,500	4,495,500
Accumulated deficit	(1,986,852)	(1,121,365)

Total stockholders’ equity	2,513,148	3,378,635

	$23,937,454	$25,504,015

The accompanying notes are an integral part of these financial statements.

WENCOAST RESTAURANTS, INC.

Statements of Operations and Accumulated Deficit

For the Fiscal Years Ended January 2, 2005 and December 28, 2003

	2004	2003
Net sales	$35,795,483	$33,905,328

Cost of sales	18,284,869	16,932,310

Gross profit	17,510,614	16,973,018

Operating expenses
Salaries and benefits	4,847,526	4,783,921
Rent	2,406,246	2,300,410
Administrative	1,887,500	1,582,081
Depreciation and amortization	1,764,175	1,740,081
Interest expense	1,712,507	1,752,931
Advertising	1,502,067	1,424,114
Royalties	1,431,963	1,356,332
Utilities	1,100,754	1,069,208
Repairs and maintenance	801,416	758,642
Corporate expenses	464,196	479,663
Taxes and licenses	371,597	367,148
Management fees	86,154	108,250

	18,376,101	17,722,781

Operating loss	(865,487)	(749,763)

Other income
Interest income	—	7.649

Loss before income taxes	(865,487)	(742,114)

Provision for income taxes (benefit)	—	(413,000)

Net loss	(865,487)	(329,114)

Accumulated deficit
Beginning of year	(1,121,365)	(792,251)

Ending of year	$(1,986,852)	$(1,121,365)

The accompanying notes are an integral part of these financial statements.

WENCOAST RESTAURANTS, INC.

Statements of Cash Flows

For the Fiscal Years Ended January 2, 2005 and December 28, 2003

	2004	2003
Cash flows from operating activities:
Net loss	$(865,487)	$(329,114)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation and amortization	1,764,175	1,740,081
Deferred income taxes		(413,000)
Loss on disposal of equipment	7,538
Changes in operating assets and liabilities
Accounts receivable	28,907	(24,744)
Inventories	(8,782)	(39,674)
Prepaid expenses	90,135	106,841
Other assets	(63,280)	9,000
Accounts payable	190,385	(235,714)
Taxes payable and accrued	(22,375)	42,421
Accrued salaries and benefits	320,261	19,392
Other accrued expenses	249,703	189,188

Net cash provided by operating activities	1,691,180	1,064,677

Cash flows from investing activities:
Capital expenditures	(147,329)	(620,594)

Cash flows from financing activities:
Proceeds from long-term borrowings	—	249,164
Principal payments on long-term debt	(1,485,738)	(1,338,774)

Net cash used in financing activities	(1,485,738)	(1,089,610)

Net increase (decrease) in cash and cash equivalents	58,113	(645,527)

Cash and cash equivalents at beginning of year	286,194	931,721

Cash and cash equivalents at end of year	$344,307	$286,194

Supplemental cash flow information:
Cash paid during the fiscal year for interest	$1,698,696	$1,771,417

Noncash financing and investing activities:

During the fiscal year ended January 2, 2005, the Company incurred debt totaling $46,688 related to the acquisition of equipment.

The accompanying notes are an integral part of these financial statements.

WENCOAST RESTAURANTS, INC.

Notes to Financial Statements

January 2, 2005 and December 28, 2003

Note 1 - Summary of significant accounting policies

Organization and nature of operations

Wencoast Restaurants, Inc. (the “Company”) was formed under South Carolina law on July 17, 2000. The Company operates thirty-one (31) Wendy’s restaurants in South Carolina and Georgia. The corporate office is located in Memphis, Tennessee.

The Company maintains its financial records on a 52-53 week fiscal year ending on the Sunday closest to December 31. The year ended January 2, 2005 (fiscal year 2004) was a 53 week year and the year ended December 28, 2003 (fiscal year 2003) was a 52 week year.

Cash and cash equivalents

The Company considers all highly liquid debt instruments with a maturity of three months or less to be cash equivalents. Cash and cash equivalents consist primarily of cash on hand, cash on deposit with financial institutions, and certificates of deposit.

Inventories

Inventories consist primarily of food, beverages and paper goods and are stated at the lower of cost (first-in, first-out method) or market.

Property and equipment

Property and equipment is stated at cost. Depreciation is computed over the estimated useful lives of the respective assets using the straight-line method of depreciation. Estimated useful lives are generally fifteen to thirty-nine years for buildings and improvements and five to seven years for furniture, fixtures and equipment. Depreciation expense totaled $1,694,968 in 2004 and $1,671,708 in 2003.

Goodwill

Goodwill represents the excess of cost over fair value of tangible net assets acquired. Statement of Financial Accounting Standards No. 142 requires goodwill to be tested for impairment on an annual basis, or sooner if deemed necessary, and written down when impaired. Management evaluates goodwill for potential impairment based upon reviews of estimated future results of operations and cash flows. Management believes there was no impairment of goodwill in 2004 and 2003. There can be no assurance that future goodwill impairment tests will not result in a charge to earnings.

Other assets

Costs incurred associated with obtaining financing are capitalized and amortized over the term of the related debt. The costs of franchise fees and licenses are amortized over their contractual lives which are generally twenty years. Amortization expense related to these costs totaled $69,207 in 2004 and $68,373 in 2003.

WENCOAST RESTAURANTS, INC.

Notes to Financial Statements (Continued)

January 2, 2005 and December 28, 2003

Note 1 - Summary of significant accounting policies (continued)

Advertising

Advertising costs are expensed as incurred. Advertising expense totaled $1,502,067 in 2004 and $1,424,114 in 2003.

Income taxes

The Company follows the asset and liability method for deferred income taxes as required by the provisions of Statement of Financial Accounting Standards No. 109. Under the asset and liability method, deferred income taxes are recognized for the tax consequences of “temporary differences” by applying enacted statutory tax rates applicable to future years to differences between the financial statement carrying amounts and the tax basis of existing assets and liabilities.

Use of estimates

Management uses estimates and assumptions in preparing financial statements in accordance with generally accepted accounting principles. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenue and expenses. Actual results could differ from those estimates.

Note 2 - Property and equipment

Property and equipment as of January 2, 2005 and December 28, 2003 consists of the following:

	2004	2003
Land	$3,162,762	$3,162,762
Buildings and improvements	6,895,402	6,839,972
Furniture, fixtures and equipment	11,401,005	11,283,189

	21,459,169	21,285,923
Less accumulated depreciation	6,551,060	4,869,328

Net property and equipment	$14,908,109	$16,416,595

Note 3 - Long-term debt

Long-term debt as of January 2, 2005 and December 28, 2003 consists of the following:

	2004	2003
Notes payable to GECC in monthly installments totaling $232,780, including principal and interest at rates ranging from 7.13% to 9.07%, maturity dates from November, 2007 to November, 2016	$16,286,103	$17,586,228

WENCOAST RESTAURANTS, INC.

Notes to Financial Statements (Continued)

January 2, 2005 and December 28, 2003

Note 3 - Long-term debt (continued)

	2004	2003
Notes payable to Regions Bank in monthly installments totaling $28,778, including principal and interest at rates ranging from 4.32% to 8.55%, maturity dates from September, 2009 to June, 2018	$2,455,744	$2,597,847
Notes payable to finance companies, collateralized by certain equipment, payable in monthly installments totaling $2,009, including principal and interest at various rates, maturity dates from May, 2005 to March, 2009	53,009	44,082
Note payable to bank in monthly installments totaling $512, including principal and interest at rate of 6%, collateralized by an automobile, matures April, 2006	6,939	12,688

	18,801,795	20,240,845

Less current maturities	1,593,944	1,481,446

Net long-term debt	$17,207,851	$18,759,399

All GECC and Regions Bank borrowings are collateralized by a security interest in substantially all restaurant equipment, furniture and fixtures. Certain store locations include real estate and buildings that are also collateral.

Credit arrangements in connection with the notes payable to GECC contain, among other things, provisions regarding the maintenance of certain financial ratios and minimum cash flow requirements, as defined. As of January 2, 2005, the Company was not in compliance with certain of the financial covenants. On January 20, 2005, the Company received a waiver from the lender for its covenant violations as of January 2, 2005.

Principal maturities of long-term debt as of January 2, 2005 are as follows:

Fiscal Year
2005	$1,593,944
2006	1,729,102
2007	9,518,242
2008	640,906
2009	548,851
Thereafter	4,770,750

$18,801,795

WENCOAST RESTAURANTS, INC.

Notes to Financial Statements (Continued)

January 2, 2005 and December 28, 2003

Note 4 - Related party transactions

There is a note due from a stockholder at January 2, 2005 and December 28, 2003 in the amount of $50,000. The note is unsecured, non-interest bearing and matures in May, 2005.

A certain stockholder is paid a quarterly management fee of $21,250; this quarterly management fee was $25,000 in 2003. This stockholder was paid management fees of $85,000 in 2004 and $100,000 in 2003.

Note 5 - Retirement plan

The Company has a 401(k) retirement plan which covers all employees who meet eligibility requirements as defined. The Company’s contribution is based upon matching 50% of the first 6% of participants’ eligible contributions not to exceed 3% of compensation. Employer matching contributions totaled $30,321 in 2004 and $27,070 in 2003. The Company may also make additional discretionary contributions to the plan. There were no discretionary contributions in 2004 or 2003.

Note 6 - Commitments and contingencies

Under the terms of its’ restaurant franchise agreements, the Company is obligated to make monthly royalty payments of four percent (4%) of net sales and monthly payments for national and local advertising and other fees at a minimum percentage of net sales. For the fiscal years ended January 2, 2005 and December 28, 2003, the amounts incurred under these agreements totaled $1,431,963 and $1,356,332, respectively, for royalties and $1,502,067 and $1,424,114, respectively, for advertising.

The Company leases twenty-three (23) restaurants under lease agreements with third parties which expire at various dates through 2020. Rent expense under these operating leases totaled $2,406,246 in 2004 and $2,300,410 in 2003.

The Company leases office facilities under noncancelable operating lease agreements which expire February 28, 2006 and December 31, 2006. Monthly payments under these lease agreements total $7,891.

At January 2, 2005, future minimum rental payments required under noncancelable operating leases are as follows:

Fiscal Year
2005	$2,052,643
2006	1,853,144
2007	1,678,226
2008	1,598,902
2009	1,489,571
Thereafter	7,432,744

$16,105,230

WENCOAST RESTAURANTS, INC.

Notes to Financial Statements (Continued)

January 2, 2005 and December 28, 2003

Note 6 - Commitments and contingencies (continued)

Employee health benefit plan

The Company sponsors a self-insured, comprehensive health benefit plan designed to provide insurance for health claims up to a certain dollar amount. The Company accrues its estimated liability for these self-insured benefits, including an estimate for incurred by not reported claims, and maintains a stop-loss insurance for those claims exceeding the pre-set limits. Management believes the accrual is sufficient to cover the Company’s estimated liability for covered claims.

Note 7 - Income taxes

The provision for income taxes for the fiscal year ended December 28, 2003 consists of deferred federal and state income tax benefits of $413,000. There is no provision for income taxes for the fiscal year ended January 2, 2005 as a result of recording a valuation allowance related to the deferred federal and state income tax benefits for the year. Deferred income taxes result primarily from the tax benefit of federal and state net operating loss carryforwards and the use of different depreciation methods for financial reporting and tax purposes.

The components of the net deferred tax asset as of January 2, 2005 and December 28, 2003 are as follows:

	2004	2003
Deferred tax asset
Net operating loss carryforwards	$2,819,000	$2,282,000
Deferred tax liabilities
Property and equipment	(796,000)	(1,035,000)
Goodwill	(545,000)	(364,000)

	(1,341,000)	(1,399,000)

Valuation Allowance	(595,000)	—

Net non-current deferred tax asset	$883,000	$883,000

The Company has recorded a valuation allowance to reduce deferred tax assets to estimated net realizable value based upon management’s assessment of such amounts at January 2, 2005. Management’s assessment will be updated periodically to reflect changes in the Company’s business and results of operations.

The Company has net operating loss carryforwards of approximately $7,406,000 to offset future federal and state taxable income. These carryforwards expire in the years 2020 through 2024.

WENCOAST RESTAURANTS, INC.

Notes to Financial Statements (Continued)

January 2, 2005 and December 28, 2003

Note 8 - Concentrations of risk

The Company maintains cash and cash equivalents at two (2) commercial banks in amounts which, at January 2, 2005 and at other times throughout the year, exceeded federally insured limits. The Company has minimized risk by depositing cash and cash equivalents in banks with a high credit standing. The Company has not experienced any losses of such funds and management believes the Company is not exposed to significant risk on cash and cash equivalents.

During 2004 and 2003, the Company made significant purchases of food, beverages and paper goods from two vendors. Management does not consider this a significant risk, as there are other vendors available to replace current vendors.

Note 9 - Subsequent event

In April 2005, the Company entered into a sale leaseback arrangement with an unrelated party involving six restaurants. Under the arrangement, the remaining balances of the applicable restaurants’ real estate and equipment loans with GECC were paid off. The Company is leasing back the six restaurants for approximately $50,000 per month from the unrelated party.

In connection with the sale leaseback transaction, the Company refinanced the remaining balance of its long-term debt with GECC. The balance of the debt refinanced in April, 2005 approximated $10,800,000. The note is amortized over a twelve year period at an interest rate of 9.07% with a balloon payment due in November, 2007.